SOCIAL MEDIA POSTS

Vishal Garg @vishal_better · Sep 12

Actions > words
Closing deals > writing memos
Growth > stagnation
Dallas office > Provence chateaux
In office > zooming it in

$betr at 27 > $betr at 13

Setting high standards and falling short > setting lowball standards and doing slightly better

Voting > sitting on the sidelines

Green card > white card

> **Reads with Ravi** @readswithravi · Sep 12
>
> Epictetus was right when he said:
>
> “You can't hope to make progress in areas where you have taken no action.”

5 | 13 | 2.7K



Vishal Garg @vishal_better · Sep 12

Your vote matters. Help us make a better $BETR

Better Home & Finance Holding ...
BETR **$12.60** -2.70%




which is next Friday, but the voting continues until October 26th.
0:11

5 · 5 · 1.3K

694 posts



Vishal Garg @vishal_better · Sep 13

Every shareholder's vote matters. Vote now $BETR

Better

Better Home & Finance Holding ...

BETR **$12.60** -2.70%




We want to hear from all of
you.
0:13

10

919



Vishal Garg @vishal_better · Sep 13

@nejatian is totally right. The impact that AI is having is under appreciated. Entire swaths of work that were previously done super inefficiently are being wiped out. It's not showing in the cost structure in real estate businesses because the benefit today is being lost in AI doing work that humans then re-check for no reason. That will end eventually as the AI goes from 90% accuracy to 99% accuracy - far superior than the error rate of humans. As that happens the unit economics of these businesses plus the consumer utility of these businesses will explode. Most people get out when it's in the middle or just before the benefits show up. That's what happened with the internet companies in 2000-2005... the people who hung on made a killing. Same here... Keep on going @nejatian , I will too. $BETR

Better

Better Home & Finance Holding ...

BETR **$12.60** -2.70%





Kaz Nejatian @nejatian · Sep 13

Replying to @open_army_japan

This has been what I bet my entire career on - that the value from AI will accrue heavily to those who hold AI the best to make things that were not possible before possible. Folks under appreciate how AI will change our unit economics. It will only be obvious looking back.

5 8 94 13K



Vishal Garg @vishal_better · 2h

$BETR shareholders, it's up to you whether we go forward or backwards.

Better Home & Finance Holding ...
BETR **$12.60** -2.70%





Do we want to be a mortgage
company selling a web
0:16

1 4 501